FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

March 11, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP CLARIFIES IMPAIRMENT CHARGE ANALYSIS

BRUSSELS, Belgium, March 11, 2003 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, in response to today’s incorrect press comments strongly denies the possibility of a major goodwill impairment charge for its U.S. operations in its US GAAP presentation for 2002. As a result of the latest asset impairment test at the end of September 2002, Delhaize Group will record under US GAAP an impairment charge of EUR 32.7 million in the fourth quarter of 2002. This compares to the Belgian press report implication that this charge could be as much as EUR 2.0 billion.

In addition to its publication of consolidated results in accordance with Belgian GAAP, Delhaize Group also publishes an annual reconciliation of its net income and shareholders’ equity to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange.

Beginning January 1, 2002 for its US GAAP presentation, Delhaize Group discontinued amortizing goodwill and other intangible assets with indefinite lives as a part of the new Statement of Financial Accounting Standards (SFAS) No. 142. At that time, Delhaize Group started an annual asset impairment analysis of the value of its operations compared to the book value under US GAAP.

In the first quarter of 2002 under US GAAP, Delhaize Group posted no asset impairment charge to goodwill and a pre-tax asset impairment charge of EUR 12.3 million (EUR 7.8 million net of taxes) to other intangibles as a result of the initial impairment analysis. In the fourth quarter of 2002, in US GAAP the annual assessment of potential impairment of goodwill and other intangible assets resulted in no asset impairment charge to goodwill and an impairment charge of EUR 32.7 million pre-tax (EUR 22.5 million net of taxes) related to other intangibles primarily associated with the Kash n’ Karry trade name.

Under Belgium GAAP rules and valuation methodology, Delhaize Group did not record a charge in 2002 related to goodwill and other intangible assets.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales. Delhaize Group employs more than 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

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Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48
Geoffroy d’Oultremont:	+ 32 2 412 83 21

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 12, 2003	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President

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